Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

16 May 2011
ASX ANNOUNCEMENT

Replacement of 3B issued on 21 April 2011

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), a global provider of energy from renewable sources, has amended the notification of the recent issue of shares in the revised Appendix 3B attached.

Shareholders can elect to trade and hold Mission securities on ether the ASX or the Nasdaq Global Markets. In order to effect a transfer between exchanges, shareholders should contact their Broker or clearing firm who will assist in this regard.

Note this is not an announcement of an issue of further ordinary shares.

-	Announcement ends –

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world’s largest Jatropha plantation companies.  We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of over 22 million barrels and growing. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Head Corporate Finance, M&A
Mission NewEnergy Limited
+ 61 8 9445 1006
james@missionnewenergy.com